ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT made as of the 6th day of July, 2006.

AMONG:

RUBICON MINERALS CORPORATION, a company incorporated under the laws of the Province of British Columbia and having a head office at 1540, 800 West Pender Street Vancouver, BC V6C 2V6

(hereinafter referred to as “Rubicon”)

AND:

PARAGON MINERALS CORPORATION, a company incorporated under the federal laws of Canada and having its registered office at 2800 Park Place, 666 Burrard Street, Vancouver, BC V6C 2Z7

(hereinafter referred to as “Paragon”)

AND:

COPPERCO RESOURCE CORP., a company incorporated under the federal laws of Canada and having its registered office at 2800 Park Place, 666 Burrard Street, Vancouver, BC V6C 2Z7

(hereinafter referred to as “CopperCo”)

AND:

AFRICO RESOURCES LTD., a company incorporated under the laws of the Province of British Columbia and having its registered and records offices at 2800 Park Place, 666 Burrard Street Vancouver, BC V6C 2Z7

(hereinafter referred to as “Africo”)

WHEREAS:

A.  Rubicon, Paragon, CopperCo and Africo have agreed to proceed with a proposed transaction by way of a plan of arrangement whereby Rubicon will reorganize its share capital, certain assets of Rubicon will be transferred to Paragon and CopperCo, and a series of exchanges of securities will take place with the result that the current shareholders of Rubicon will retain their current shareholdings in Rubicon and will acquire shares in Paragon and CopperCo, and the current shareholders of Africo will acquire shares in CopperCo, all pursuant to certain specified share exchange ratios, and all as more particularly set out herein;

B.  Rubicon proposes to convene a meeting of its shareholders to consider the Arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia), on the terms and conditions set forth in the Plan of Arrangement attached as Appendix I hereto;

C.  Africo proposes to convene a meeting of its shareholders to consider the Arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia), on the terms and conditions set forth in the Plan of Arrangement attached as Appendix I hereto; and

D.  Each of the parties to this Agreement has agreed to participate in and support the Arrangement.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

ARTICLE 1   - INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	“1933 Act” means the United States Securities Act of 1933, as amended;

(b)
“Affiliate” in respect of any person means any other person that, directly or through one or more intermediaries, controls or is controlled by or is under common control with such person and, for the purpose of this definition, “control” means the direct or indirect possession of the power to direct or cause the direction of the management and policies of another, whether through the ownership of voting securities, by contract or otherwise. When used in relation to a business, “Affiliate” means, for periods both before and after the Effective Date, Affiliates as determined after giving effect to the Arrangement;

(c)	“Arrangement Agreement” or “this Agreement” means this arrangement agreement, including all appendices, schedules and exhibits hereto, as the same may be supplemented or amended from time to time;

(d)	“Associate” has the meaning set out in subsection 1(1) of the Securities Act (British Columbia);

(e)	“Final Order” means the final order of the Court contemplated by section 4.6 hereof;

(f)	“the Hearing” means the Court hearing at which the Final Order will be sought;

(g)	“Indemnified Person” means each person entitled to indemnification under Article 6;

(h)	“Indemnity Payment” means any amount required to be paid by an Indemnifier pursuant to Article 6;

(i)	“Indemnifier” means any party who is obligated to provide indemnification under Article 6;

(j)	“Interim Order” means the interim order of the Court made pursuant to the application contemplated by section 4.6 hereof;

(k)
“Loss” means any loss, liability, damage, cost, expense, charge, fine, penalty or assessment of whatever nature or kind, including Taxes, the reasonable out-of-pocket costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise relating thereto, fines and penalties and reasonable legal fees (on a solicitor and its own client basis) and expenses incurred in connection therewith, excluding loss of profits and consequential damages;

(l)
“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(m)	“Plan of Arrangement” means the plan of arrangement which is attached as Appendix I hereto and any amendment or variation thereto made in accordance with section 7.1 hereof;

(n)	“Representatives” means, collectively, the directors, officers, employees and agents of a party at any time and their respective heirs, executors, administrators and other legal representatives;

(o)
“Rubicon Property Share Requirements” means the maximum number of Rubicon Common Shares, if any, that would be required to be issued by Rubicon to exercise its rights to acquire any of the current mineral properties of Rubicon, where there has been no agreement by the vendor prior to the Effective Date to accept, following completion of the Arrangement, alternative or additional consideration in lieu of the Rubicon Common Shares which such vendor would have been entitled to receive if such agreement were not entered into;

(p)	“Securityholder” means a holder of securities of one of the parties to this Agreement, as the context requires;

(q)
“Special Resolution” means a resolution passed by a majority of not less than two thirds of the votes cast by the Rubicon Shareholders and by the Africo Shareholders, respectively, who vote in respect of such resolution at the respective Meetings;

(r)
“Subsidiary” means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of directors thereof, whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a subsidiary;

(s)
“Tax Gross-Up” means, with respect to any particular Indemnity Payment, such additional amount as is necessary to place the Indemnified Person in the same after tax position as it would have been in had such Indemnity Payment been received tax free. The Tax Gross-Up amount will be calculated by using the applicable combined federal and provincial income tax rate and/or the foreign tax rate applicable to the Indemnified Person and, except as provided in Section 6.5“Tax Effect”, without regard to any losses, credits, refunds or deductions that the Indemnified Person may have that could affect the amount of tax payable on any such Indemnity Payment;

(t)
“Tax Proposals” means all specific proposals to amend the ITA and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Agreement; and

(u)	“Tax Ruling” means the advance income tax ruling from the Canada Revenue Agency confirming the Canadian federal income tax consequences of certain aspects of the Arrangement; and

(v)
“Taxes” includes all applicable present and future income taxes, capital taxes, stamp taxes, charges to tax, withholdings, sales and use taxes, value added taxes and goods and services taxes and all penalties, interest and other payments on or in respect thereof.

All capitalized words used in this Agreement and not otherwise defined herein shall have the meanings set forth in the Plan of Arrangement.

1.2	Headings

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof’ and “hereunder” and similar expressions refer to this Agreement (including the appendices hereto) as a whole and not to any particular article, section or other portion hereof and includes any agreement, document or instrument supplementary or ancillary hereto.

1.3	Construction

In this Agreement, unless something in the context is inconsistent therewith:

(a)
the words “include” or “including” when following any general term or statement are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting it to refer to all other items or matters that could reasonably fall within its broadest possible scope;

(b)
a reference to a statute shall be deemed to include every regulation made pursuant thereto, all amendments to the statute or to any such regulation enforced from time to time, and any statute or regulation that supplements or supersedes such statute or any such regulation;

(c)	a reference to time or date is to the local time or date in Vancouver, British Columbia, unless specifically indicated otherwise;

(d)
reference to a particular corporation includes the corporation derived from the amalgamation of the particular corporation, or of a corporation to which such reference is extended by this paragraph (d), with one or more other corporations;

(e)	a word importing the masculine gender includes the feminine or neuter and a word importing the singular includes the plural and vice versa; and

(f)	a reference to “approval”, “authorization”, “consent”, “designation” or “notice” means written approval, authorization, consent, designation or notice unless specifically indicated otherwise.

1.4	Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day at such place, unless otherwise agreed to.

1.5	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.6	Accounting Principles

Whenever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be to the Canadian generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor thereto, applicable as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles.

1.7	Appendix

The attached Appendix I, entitled “Plan of Arrangement”, shall be deemed to be incorporated into and form part of this Agreement.

1.8	Entire Agreement

This Agreement, together with the appendices, agreements and other documents herein or therein referred to, constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof.

ARTICLE 2   - EFFECTIVE DATE OF ARRANGEMENT

2.1	Arrangement

Rubicon, Paragon, CopperCo and Africo agree to effect the Arrangement pursuant to the provisions of sections 288 to 299 of the BCBCA on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2	Effective Time of Arrangement

The Arrangement shall become effective at 12:01 a.m. on the Effective Date.

2.3	Commitment to Effect Arrangement

Subject to satisfaction of the terms and conditions of this Agreement and termination pursuant to Article 7, the parties shall each use all reasonable efforts and do all things reasonably required to cause the Arrangement to become effective on the Effective Date and, in conjunction therewith, to cause the transactions contemplated by the Plan of Arrangement to be completed on or prior to the Effective Date. Without limiting the generality of the foregoing, the Applicants (as defined in Section 4.6) shall proceed forthwith to apply for the Interim Order and, upon obtainment thereof, Rubicon shall call the Rubicon Meeting and mail the Circular to the Rubicon Shareholders and Africo shall call the Africo Meeting.

2.4	Filing of Final Order

Subject to the rights of termination contained in Article 7 hereof, upon the Rubicon Shareholders and the Africo Shareholders each approving the Arrangement by Special Resolution in accordance with the provisions of the Interim Order and the BCBCA, the Applicants obtaining the Final Order and the other conditions contained in Article 5 hereof being satisfied or waived, Rubicon, Paragon, CopperCo and Africo shall send a copy of the Final Order together with such other documents as may be required by the Registrar to be filed pursuant to sections 288 to 299 of the BCBCA in order to make the Arrangement effective on the Effective Date. Upon the Arrangement becoming effective, Rubicon, Paragon, CopperCo and Africo shall exchange such other documents as may be necessary or desirable in connection with the completion of the transactions contemplated by this Agreement and the Plan of Arrangement.

2.5	United States Section 3(a)(10) Exemption

The parties agree that the Arrangement will be carried out with the intention that all securities issued on completion of the Arrangement to Securityholders of Rubicon, Africo, CopperCo or Paragon who are residents of the United States will be issued by Rubicon, Paragon and CopperCo in reliance on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the parties agree that the Arrangement will be carried out on the following basis;

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the parties to rely on the Section 3(a)(10) Exemption prior to the Hearing;

(c)	the Court will be required to satisfy itself as to the fairness of the Arrangement;

(d)	the Final Order will expressly state that the Arrangement is approved by the Court as being fair to the Rubicon Securityholders and the Africo Securityholders to whom securities will be issued;

(e)
Rubicon and Africo will ensure that each Securityholder entitled to receive securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the Hearing and providing them with sufficient information necessary for them to exercise that right;

(f)
the Rubicon Shareholders and the Africo Shareholders will be advised that the securities issued in the Plan of Arrangement have not been registered under the 1933 Act and will be issued by Rubicon, Paragon and CopperCo in reliance on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act and may be subject to restrictions on resale under the securities laws of the United States, including, as applicable, Rules 144 and 145 under the 1933 Act with respect to affiliates;

(g)
the Interim Order approving the Meetings to approve the Arrangement will specify that each Securityholder will have the right to appear before the Court at the Hearing so long as such Securityholder enters an appearance within a reasonable time; and

(h)	the Final Order shall include a statement to the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933 from the registration requirements otherwise imposed by that Act, regarding the distribution of securities of Rubicon, Paragon and CopperCo, pursuant to the Plan of Arrangement.”

ARTICLE 3   - REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of Rubicon, Paragon, CopperCo and Africo

Each of the parties represents and warrants to each other as follows:

(a)
in the case of Rubicon and Africo, it is a corporation duly incorporated or continued and validly subsisting under the laws of the Province of British Columbia and has full capacity and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(b)
in the case of Paragon and CopperCo, it is a corporation duly incorporated and validly subsisting under the federal laws of Canada and has full capacity and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(c)	it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement, and this Agreement has been duly authorized by it;

(d)
neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of:

(i)	any provision of its constating documents or governing documents;

(ii)	any judgment, decree, order, law, statute, rule or regulation applicable to it; or

(iii)	any agreement or instrument to which it is a party or by which it is bound;

(e)	no dissolution, winding-up, bankruptcy, liquidation or similar proceedings have been commenced or are pending or proposed in respect of it;

(f)
it has the requisite organizational power and authority and all necessary governmental approvals to own, lease and operate the properties and assets it currently owns, operates or holds under lease and to carry on its business as it is now being conducted;

(g)	its current and fully diluted share capital are as described in the Circular;

(h)	it does not have any liabilities or obligations other than such liabilities or obligations disclosed in the Circular, including the financial statements included therein;

(i)
other than as disclosed in the Circular, there is no claim, action, proceeding or investigation pending or, to its knowledge, threatened against it, any of its Subsidiaries, or any of its properties or assets before any court, arbitrator or governmental authority, which, if adversely determined, could result in, individually or in the aggregate, a material adverse change or prevent or materially delay the consummation of the Arrangement; and

(j)
none of the information supplied by it for inclusion in the Circular contains any untrue statement of a material fact, or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE 4   - COVENANTS

4.1	Covenants of Rubicon

Rubicon hereby covenants and agrees with Paragon, CopperCo and Africo as follows:

(a)
until the Effective Date, Rubicon and each of its Subsidiaries shall carry on their business in the ordinary course and shall not enter into any transaction or incur any obligation or liability out of the ordinary course of its business, except for transactions which have already been publicly disclosed and except as contemplated in this Agreement;

(b)
except for transactions which have already been publicly disclosed and except as contemplated in this Agreement, until the Effective Date, Rubicon shall not, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate, consolidate or enter into any other corporate reorganization with, any other corporation or Person or perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or other transactions contemplated by this Agreement;

(c)
Rubicon shall, in a timely and expeditious manner, file the Circular in all jurisdictions where the Circular is required to be filed by Rubicon and mail or cause to be mailed the Circular to the Shareholders, the directors of Rubicon and the auditors of Rubicon and any other person who is entitled to receive the Circular, all in accordance with the terms of the Interim Order and applicable law;

(d)
Rubicon shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, Rubicon shall seek:

(i)	the approval of the Rubicon Shareholders required for the implementation of the Arrangement;

(ii)	the Interim Order and the Final Order as provided for in section 4.6; and

(iii)	such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(e)
Rubicon will convene the Rubicon Meeting as soon as practicable and will solicit proxies to be voted at the Rubicon Meeting in favour of the Arrangement and all other resolutions referred to in the Circular;

(f)	Rubicon will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date; and

(g)	Rubicon will use all reasonable efforts to ensure that immediately prior to the Effective Date, Rubicon will not have any Rubicon Property Share Requirements.

4.2	Covenants of Africo

Africo hereby covenants and agrees with Rubicon, Paragon and CopperCo as follows:

(a)
until the Effective Date, Africo and each of its Subsidiaries shall carry on their business in the ordinary course and shall not enter into any transaction or incur any obligation or liability out of the ordinary course of its business, (i) except for transactions which have already been publicly disclosed; (ii) except as contemplated in this Agreement; and (iii) except for:

(A)	the exercise by Africo of its right to acquire the remaining shares of H & J Swanepoel Famille Trust s.p.r.l.;

(B)	the issuance by Africo of promissory or convertible notes up to an aggregate principal amount of $5 million in order to carry out the Bridge Loan;

(C)	such other additional equity financing that the Africo Board of Directors may approve; and

(D)	such other transactions as may unanimously be agreed upon by the Africo Board of Directors (including Rubicon’s representative on such Board);

(b)
except for transactions which have already been publicly disclosed and except as contemplated in this Agreement, until the Effective Date, Africo shall not, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate, consolidate or enter into any other corporate reorganization with, any other corporation or Person or perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or other transactions contemplated by this Agreement;

(c)
Africo shall, in a timely and expeditious manner, mail, deliver or cause to be mailed or delivered the Circular and all proxy and meeting materials required by the BCBCA to the Africo Shareholders (and any other person to whom Africo may be required to deliver the Circular) all in accordance with the terms of the Interim Order and applicable law;

(d)
Africo shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, Africo shall seek:

(i)	the approval of the Africo Shareholders required for the implementation of the Arrangement; and

(ii)	such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(e)	Africo will convene the Africo Meeting as soon as practicable; and

(f)	Africo will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date.

4.3	Covenants of Paragon

Paragon hereby covenants and agrees with Rubicon, CopperCo and Africo as follows:

(a)
except as otherwise contemplated in this Agreement, until the Effective Date, Paragon shall not merge, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate or consolidate, or enter into any other corporate reorganization with, any other corporation or Person, perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or other transactions contemplated by this Agreement;

(b)
Paragon shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, Paragon shall seek and cooperate with Rubicon, CopperCo and Africo in seeking:

(i)	the Interim Order and the Final Order as provided for in section 4.6, and

(ii)
such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1; and

(c)	Paragon will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date.

4.4	Covenants of CopperCo

CopperCo hereby covenants and agrees with Rubicon, Paragon and Africo as follows:

(a)
except as otherwise contemplated in this Agreement or as may be reasonably required to carry out the spirit and intent of the Agreement, until the Effective Date, CopperCo shall not merge, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate or consolidate, or enter into any other corporate reorganization with, any other corporation or Person, perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or other transactions contemplated by this Agreement;

(b)
CopperCo shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, CopperCo shall seek and cooperate with Rubicon, Paragon and Africo in seeking:

(i)	the Interim Order and the Final Order as provided for in section 4.6, and

(ii)	such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(c)	CopperCo will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date;

(d)
in connection with the condition precedent set out at subsection 5.1(l) (the “Director Election Requirements”) and in order to realize the related tax objectives of the Arrangement, neither CopperCo nor any successor thereof will for a period of two years from the Effective Date initiate a request for approval by its shareholders of a modification of the Articles of CopperCo to remove the Director Election Requirements, it being understood, however, that CopperCo (or any successor) will not be in breach of this covenant if (i) a shareholder proposal is made under Section 137 of the CBCA for such purpose, (ii) a meeting is requisitioned under Section 143 or Section 144 of the CBCA to consider such matter, or (iii) there is a genuine risk that a proceeding for an oppression remedy under the CBCA in such regard would be successful. Further, in the event of a shareholder proposal or requisition referred to in (i) or (ii) above, CopperCo (or any successor) will not take any action to encourage a vote in favour of the removal of the Director Election Requirements unless such action is either: (A) required by law, or (B) determined in good faith by the CopperCo Board of Directors (or the Board of Directors of any successor) to be consistent with the discharge of such board’s fiduciary duties in the circumstances; and

(e)
the Board of Directors of CopperCo existing immediately upon completion of the Arrangement shall consist of the directors of Africo who are elected at Africo’s 2006 Annual General Meeting, plus such other directors of Africo as may be appointed following such annual general meeting and prior to the Effective Date.

4.5	Mutual Tax-Related Covenants

Each party covenants and agrees with each other party as follows:

(a)
in the event that the condition precedent in Section 5.1(m) is satisfied, that such party will not take any action, omit to take any action or enter into any transaction that could cause the Plan of Arrangement or any related transaction to be taxed in a manner inconsistent with that provided for in the Tax Ruling without (i) obtaining a supplementary tax ruling or an opinion of a nationally recognized accounting firm or law firm that such actions, omissions or transactions will not have such effect in respect of the Tax Ruling or the obtaining thereof and (ii) for a period of three years after the Effective Date, obtaining the consent of each of Rubicon, CopperCo, Paragon and Africo, such consent not to be unreasonably withheld or delayed;

(b)
in the event that the condition precedent in Section 5.1(m) is waived, but it is agreed by the parties that as a condition of such waiver Rubicon shall obtain an opinion of a nationally recognized accounting firm or law firm, that such party will not take any action, omit to take any action or enter into any transaction that could cause the Plan of Arrangement or any related transaction to be taxed in a manner inconsistent with that provided for in the opinion without (i) obtaining a supplementary opinion of a nationally recognized accounting firm or law firm that such actions, omissions or transactions will not have such effect in respect of the opinion and (ii) for a period of three years after the Effective Date, obtaining the consent of each of Rubicon, CopperCo, Paragon and Africo, such consent not to be unreasonably withheld or delayed;

(c)
to file its tax returns and section 85 elections pursuant to the ITA and to make adjustments to its capital account in accordance with the terms of the Plan of Arrangement following the Effective Date; and

(d)
to cooperate in the preparation and filing, in the form and within the time limits prescribed in the ITA, of all elections under the ITA as contemplated in the Plan of Arrangement and this Agreement (and any similar elections that may be required under applicable provincial or foreign legislation). Where an agreed amount is to be included in any such election, such amount will be within the range contemplated by the ITA (or applicable provincial or foreign legislation) and will be the amount contemplated by the Plan of Arrangement and this Agreement, such that the particular transfer will take place on an income tax-deferred basis.

4.6	Interim Order and Final Order

Rubicon, Paragon and CopperCo (collectively the “Applicants”) covenant and agree that they will, as soon as reasonably practicable, apply to the Court pursuant to section 291 of the BCBCA for the Interim Order. Africo covenants and agrees that it shall support the Applicants at the application for the Interim Order and the Hearing as a respondent. The Interim Order shall provide for, among other things, the calling and holding of the Meetings for the purpose of, among other matters, considering and, if deemed advisable, approving the Arrangement. The Applicants covenant and agree that, if the approval of the Arrangement by the Rubicon and Africo Shareholders as set forth in the Interim Order is obtained by Rubicon and Africo, as soon as practicable thereafter the Applicants will take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct.

ARTICLE 5   - CONDITIONS

5.1	Mutual Conditions Precedent

The respective obligations of each party hereto to complete the transactions contemplated by this Agreement, and the obligation of Rubicon and Africo to file a copy of the Final Order and other documents (if any) required to give effect to the Arrangement with the Registrar, shall be subject to the satisfaction, on or before the Effective Date, of the following conditions:

(a)	the Interim Order shall have been granted in form and substance satisfactory to Rubicon and Africo, acting reasonably;

(b)	the Arrangement, with or without amendment, shall have been approved at the Meetings by the Rubicon and Africo Shareholders in accordance with the Interim Order;

(c)	the Final Order shall have been granted in form and substance satisfactory to Rubicon and Africo, acting reasonably;

(d)
the TSX and AMEX will have conditionally accepted the Arrangement and confirmed that the New Rubicon Common Shares and the Rubicon Series 1 and Series 2 Special Shares have been conditionally listed on the TSX and AMEX, and the TSX will have confirmed that the CopperCo Common Shares have been conditionally listed on the TSX;

(e)	the TSX-V will have confirmed that the Paragon Common Shares have been conditionally listed on Tier 1 or Tier 2 of the TSX-V;

(f)
all other consents, orders, rulings, approvals and assurances, including regulatory and judicial approvals and orders required, necessary or desirable for the Arrangement to become effective shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances, in a form acceptable to Rubicon and Africo, acting reasonably;

(g)
notices of dissent shall not have been delivered by Rubicon Shareholders holding such number of Rubicon Common Shares that, in Rubicon’s opinion, completion of the Arrangement would not be in the best interests of Rubicon;

(h)
notices of dissent shall not have been delivered by Africo Shareholders holding such number of Africo Shares that, in Africo’s opinion, completion of the Arrangement would not be in the best interests of Africo;

(i)	Paragon shall have completed the Paragon Financing, subject only to any requirement under the terms of the Financing to complete the Arrangement;

(j)
CopperCo or Africo shall have completed the CopperCo/Africo Financing for gross proceeds of at least $75 million, or such lesser amount as may be determined by the Board of CopperCo or Africo, as the case may be, subject only to any requirement under the terms of the CopperCo/Africo Financing to complete the Arrangement;

(k)
any Person who will hold, together with any Associates of such Person, immediately before or immediately after completion of the Arrangement, 10% or more of the outstanding New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares shall have executed a certificate or other document representing that such Person and its Associates will not sell any such shares as part of the same series of transactions comprising the Arrangement;

(l)
the Articles of CopperCo shall provide that each director of CopperCo must be elected by a resolution passed by not less than two-thirds of the number of votes attaching to the shares represented in person or by valid proxy at the meeting of CopperCo shareholders at which the resolution is voted upon and carrying the right to vote on the resolution, as determined and certified by the scrutineers for that meeting or signed by all the shareholders entitled to vote on that resolution;

(m)	the Tax Ruling shall have been obtained, in form and substance satisfactory to Rubicon, Africo and their counsel and the auditors of Africo and CopperCo, acting reasonably;

(n)	there shall not be in force any order or decree restraining or enjoining the consummation of the transaction contemplated by this Agreement; and

(o)	this Agreement shall not have been terminated under Article 7.

Except for the conditions set forth in subsections 5.1(a), (b), (c), (k) and (l) any of the foregoing conditions may be waived.

5.2	Conditions and Obligations of Each Party

The obligation of each of Rubicon, Paragon, CopperCo and Africo to complete the transactions contemplated by this Agreement is further subject to the condition, which may be waived by any such party without prejudice to its right to rely on any other condition in favour of such party, that each and every one of the covenants of the other party hereto to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by such party and that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of the other party hereto shall be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at and as of such time.

ARTICLE 6   - INDEMNITIES

6.1	Indemnity by Rubicon

Rubicon will indemnify and hold harmless each other party and its Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a)	a breach of a representation or warranty herein or pursuant hereto by Rubicon as if made without any qualification as to the knowledge of Rubicon; and

(b)	a breach of a covenant herein or pursuant hereto by Rubicon.

6.2	Indemnity by Paragon

Paragon will indemnify and hold harmless each other party and its Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a)	a breach of a representation or warranty herein or pursuant hereto by Paragon as if made without any qualification as to the knowledge of Paragon; and

(b)	a breach of a covenant herein or pursuant hereto by Paragon.

6.3	Indemnity by CopperCo

CopperCo will indemnify and hold harmless each other party and its Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a)	a breach of a representation or warranty herein or pursuant hereto by CopperCo as if made without any qualification as to the knowledge of CopperCo; and

(b)	a breach of a covenant herein or pursuant hereto by CopperCo.

6.4	Indemnity by Africo

Africo will indemnify and hold harmless each other party and its Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a)	a breach of a representation or warranty herein or pursuant hereto by Africo as if made without any qualification as to the knowledge of Africo; and

(b)	a breach of a covenant herein or pursuant hereto by Africo.

6.5	Tax Effect

If any Indemnity Payment received by an Indemnified Person would constitute income for tax purposes to such Indemnified Person, the Indemnifier will pay a Tax Gross-Up to the Indemnified Person at the same time and on the same terms, as to interest and otherwise, as the Indemnity Payment. The amount of any Loss for which indemnification is provided will be adjusted to take into account any tax benefit realizable by the Indemnified Person or any of its Affiliates by reason of the Loss for which indemnification is so provided or the circumstances giving rise to such Loss. For purposes of this Section, any tax benefit will be taken into account at such time as it is received by the Indemnified Person or its Affiliate. Notwithstanding the foregoing provisions of this Section, if an Indemnity Payment would otherwise be included in the Indemnified Person’s income, the Indemnified Person covenants and agrees to make all such elections and take such actions as are available, acting reasonably, to minimize or eliminate Taxes with respect to the Indemnity Payment.

ARTICLE 7  - AMENDMENT AND TERMINATION

7.1	Amendment

Subject to any mandatory applicable restrictions under the BCBCA or the Final Order, this Agreement may, at any time and from time to time before or after the holding of the Meeting, but not later than the Effective Date, be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the Rubicon Shareholders or the Africo Shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for performance of any of the obligations or acts of the parties;

(b)	waive any inaccuracies or modify any representation contained herein or in any document to be delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties; or

(d)	make such alterations in this Agreement as the parties may consider necessary or desirable in connection with the Interim Order or in order to ensure the tax efficacy of the Arrangement.

7.2	Termination by Rubicon

Notwithstanding any other provision to the contrary herein, this Agreement may, at any time before or after the holding of the Meetings but prior to the Effective Date, be unilaterally terminated by the Board of Directors of Rubicon without further notice to, or action on the part of, the Rubicon Shareholders or the Africo Shareholders for whatever reasons the Board of Directors of Rubicon may consider appropriate, and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion of the Board of Directors of Rubicon to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

7.3	Termination by Africo

Notwithstanding any other provision to the contrary herein, this Agreement may, at any time before or after the holding of the Meetings but prior to the Effective Date, be unilaterally terminated by the Board of Directors of Africo without further notice to, or action on the part of, the Africo Shareholders or the Rubicon Shareholders for whatever reasons the Board of Directors of Africo may consider appropriate, and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion of the Board of Directors of Africo to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

7.4	Termination on Non-Occurrence of Effective Date

This Agreement shall terminate without any further action by the parties if the Effective Date shall not have occurred on or before September 30, 2006, unless otherwise agreed by the parties.

7.5	Effect of Termination

Upon the termination of this Agreement pursuant to sections 7.2, 7.3 or 7.4 hereof, except for the obligations set out at section 11.6, no party shall have any liability or further obligation to any other party hereunder.

ARTICLE 8   - PARAGON FINANCING

The parties hereby acknowledge and agree that Paragon proposes to carry out a non-brokered private placement financing (the “Paragon Financing”) in connection with the Arrangement, and that certain securities to be issued by Paragon under the Paragon Financing will be exchanged for Paragon Common Shares under the Arrangement, all as more particularly described in the Plan of Arrangement. The parties further acknowledge and agree that the final terms and conditions of the Paragon Financing may be negotiated by Paragon, subject to acceptance by the TSX or the TSX - V as applicable.

ARTICLE 9   - COPPERCO/AFRICO FINANCING

The parties hereby acknowledge and agree that CopperCo, or alternatively Africo, proposes to carry out a brokered private placement financing (the “CopperCo/Africo Financing”) in connection with the Arrangement, and that certain securities to be issued by CopperCo under the CopperCo/Africo Financing will be exchanged for CopperCo Common Shares under the Arrangement, all as more particularly described in the Plan of Arrangement. The parties further acknowledge and agree that the final terms and conditions of the CopperCo/Africo Financing may be negotiated by CopperCo, subject to acceptance by the TSX.

ARTICLE 10   - MERGER

10.1	Merger of Conditions

The conditions set out in sections 5.1 and 5.2 shall be conclusively deemed to have been satisfied, waived or released on the Effective Date.

10.2	Merger of Representations, Warranties and Covenants

The provisions of sections 3.1, 4.1, 4.2, 4.3, 4.4, 4.5 and 4.6 shall be conclusively deemed to have been satisfied in all respects on the Effective Date and shall accordingly merge in and not survive the effectuation of the Arrangement.

ARTICLE 11  - GENERAL

11.1	Notices

All notices which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile, in each case to the attention of the senior officer at the following addresses or at such other addresses as shall be specified by the parties by like notice:

If to Rubicon:

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street
Vancouver, BC V6C 2V6
Attention: David W. Adamson, President
Facsimile: (604) 623-3355

with a copy to:

Davis & Company LLP
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7
Attention: David R. Reid
Facsimile: (604) 687-1612

If to Paragon:

Paragon Minerals Corporation
Suite 1540, 800 West Pender Street
Vancouver, BC V6C 2V6
Attention: President
Facsimile: (604) 623-3355

with a copy to:

Davis & Company LLP
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7
Attention: David R. Reid
Facsimile: (604) 687-1612

If to Africo or CopperCo:

Africo Resources Ltd./CopperCo Resource Corp. (as applicable)
c/o Getz Prince Wells
1810 - 1111 West Georgia Street
Vancouver, BC V6E 4M3
Attention: Chris Theodoropoulos, Chairman
Facsimile: (604) 685-9798

With a copy to:

Getz Prince Wells
1810 - 1111 West Georgia Street
Vancouver, BC V6E 4M3
Attention: Drew Wells
Facsimile: (604) 685-9798

Any notice that is delivered shall be deemed to be delivered on the date of delivery to such address if delivered on a Business Day prior to 5:00 p.m. (local time at the place of receipt) or on the next Business Day if delivered after 5:00 p.m. or on a non-Business Day. Any notice delivered by facsimile transmission shall be deemed to be delivered on the date of transmission if delivered on a Business Day prior to 5:00 p.m. (local time at the place of receipt) or the next Business Day if delivered after 5:00 p.m. or on a non-Business Day.

11.2	Assignment

No party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other parties hereto.

11.3	Binding Effect

This Agreement and the Plan of Arrangement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

11.4	Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the party or parties granting the same.

11.5	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

11.6	Expenses

Except as may be agreed to separately among the parties or between certain parties, all expenses incurred in connection with the transactions described and contemplated by this Agreement shall be borne and allocated as follows:

(a)	except as otherwise set out below, each party shall be responsible for the fees and disbursements (including taxes) of its professional and other service providers;

(b)
Africo (and, after the Effective Date, CopperCo) shall be responsible for paying, or reimbursing Rubicon for, the TSX listing application fee and listing fee for CopperCo (and in this regard, it is acknowledged that Rubicon has paid the listing application fee of $10,700 (including GST) and that Africo (or, after the Effective Date, CopperCo) will pay the listing fee); and

(c)
Africo (and, after the Effective Date, CopperCo) shall reimburse Rubicon for all audit, accounting and legal fees and disbursements (including taxes) incurred by Rubicon’s legal counsel and auditors in connection with:

(i)
the incorporation and organization of CopperCo and all other legal services provided to CopperCo, including preparing and pursuing the TSX listing application of CopperCo, up to a maximum of $40,000; and

(ii)	preparing financial statements and providing accounting and auditing services for CopperCo, up to a maximum of $10,000,

it being acknowledged that nothing in this clause (c) shall be interpreted as requiring Africo (or, after the Effective Date, CopperCo) to reimburse Rubicon for any costs incurred by Rubicon for tax advice rendered to Rubicon.

11.7	Counterparts

This Agreement may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

RUBICON MINERALS CORPORATION

Per:	“David Adamson” (signed)
Authorized Signatory

PARAGON MINERALS CORPORATION

Per:	“David Adamson” (signed)
Authorized Signatory

COPPERCO RESOURCE CORP.

Per:	“Chris Theodoropoulos” (signed)
Authorized Signatory

AFRICO RESOURCES LTD.

Per:	“Chris Theodoropoulos” (signed)
Authorized Signatory

Appendix I to Arrangement Agreement made as of the 6th day of July, 2006, among

Rubicon Minerals Corporation, Paragon Minerals Corporation,

CopperCo Resource Corp. and Africo Resources Ltd.

PLAN OF ARRANGEMENT UNDER SECTIONS 288 - 299

OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1   - INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	“Africo” means Africo Resources Ltd., a corporation incorporated under the BCBCA;

(b)	“Africo Meeting” means the special meeting of the Africo Shareholders to be held to consider, among other matters, the Arrangement, and any postponement or adjournment thereof;

(c)	“Africo Options” means the outstanding stock options of Africo entitling the holders to purchase Africo Shares in accordance with the terms and conditions thereof;

(d)	“Africo Shareholder” means a holder of Africo Shares;

(e)	“Africo Shares” means the common shares without par value in the capital of Africo as currently constituted;

(f)
“Aggregate Exchange Trading Price” means the amount equal to the aggregate of the results obtained when the Trading Price of a New Rubicon Common Share and a Common Share of Paragon or CopperCo is multiplied by the respective Exchange Number for the company issuing the share;

(g)	“AMEX” means the American Stock Exchange;

(h)
“Arrangement” means the statutory arrangement involving Rubicon, the Rubicon Shareholders, Paragon, CopperCo, Africo and the Africo Shareholders proposed under the provisions of sections 288 to 299 of the BCBCA, on the terms and conditions set out in this Plan of Arrangement or any amendment or variation thereto made in accordance with the terms of the Arrangement Agreement;

(i)
“Arrangement Agreement” means the arrangement agreement made as of the 6th day of July 2006 between Rubicon, Paragon, CopperCo and Africo to which this Plan of Arrangement is attached as Appendix I, as the same may be supplemented or amended from time to time;

(j)
“Assignment and Assumption Agreement” means the assignment and assumption agreement among Rubicon and Paragon which more particularly describes the Paragon Transferred Assets which are to be transferred from Rubicon to Paragon;

(k)	“BCBCA” means the Business Corporations Act (British Columbia);

(l)	“Business Day” means any day, which is not a Saturday or a Sunday, or a statutory holiday in British Columbia;

(m)
“Bridge Loan” means the bridge loan to be made by certain current Africo Shareholders and other investors to Africo in the principal amount of up to $5 million by way of issuance of convertible promissory notes, with such notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender’s option, and in accordance with their terms, into common shares or such other securities of Africo or CopperCo as are offered pursuant to the Qualifying Financing at a price equal to 85% of the price at which common shares or other securities are offered in a Qualifying Financing;

(n)	“CBCA” means the Canada Business Corporation Act;

(o)
“Circular” means the definitive form, together with any amendments thereto, of the management proxy circular of Rubicon to be prepared and sent to the Rubicon Shareholders in connection with the Rubicon Meeting;

(p)
“Compensation Options” means the compensation options issued by Rubicon on August 16, 2005, with each option entitling the holder to purchase a unit consisting of one Rubicon Common Share and one-half of a warrant to purchase an additional Rubicon Common Share;

(q)	“CopperCo” means CopperCo Resource Corp., a corporation incorporated under the CBCA in order to facilitate the Arrangement;

(r)
“CopperCo Commitment” means the covenant of CopperCo described in section 3.2 to issue CopperCo Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(s)
“CopperCo Common Shares” means the common shares in the capital of CopperCo which CopperCo is authorized to issue as the same are constituted on the date hereof and which are to be issued under the Arrangement (i) to holders of Rubicon Series 2 Special Shares in exchange for such Rubicon Series 2 Special Shares, (ii) to holders of CopperCo/Africo Special Warrants on the deemed exercise of the CopperCo/Africo Special Warrants, and (iii) to the Africo Shareholders other than Rubicon in exchange for the Remaining Africo Shares;

(t)
“CopperCo Net Fair Market Value” means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of the CopperCo Transferred Assets;

(u)
“CopperCo Note” means the demand, non-interest bearing promissory note to be issued by CopperCo to Rubicon having a principal amount and aggregate fair market value equal to the CopperCo Net Fair Market Value;

(v)	“CopperCo Options” means the rights (whether or not vested) to purchase CopperCo Common Shares which will be issued pursuant to the Plan of Arrangement;

(w)
“CopperCo Preferred Shares” means the special preferred shares of CopperCo which are to be issued under the Arrangement to Rubicon in exchange for the CopperCo Transferred Assets, which will have a value equal to the CopperCo Net Fair Market Value and having the terms and conditions set out in Schedule B to this Plan of Arrangement;

(x)
“CopperCo/Africo Special Warrants” means special warrants which may be sold by CopperCo or Africo pursuant to the CopperCo/Africo Financing, with each CopperCo/Africo Special Warrant entitling the holder to receive, upon deemed exercise and for no additional consideration, one CopperCo Common Share;

(y)	“CopperCo Transferred Assets” means the Rubicon Africo Shares, which are to be transferred by Rubicon to CopperCo pursuant to the Plan of Arrangement;

(z)	“Court” means the Supreme Court of the Province of British Columbia;

(aa)	“Dissenting Africo Shares” means Africo Shares held by an Africo Dissenting Shareholder, as described in Article 6;

(bb)	“Dissenting Rubicon Shares” means Rubicon Common Shares held by a Rubicon Dissenting Shareholder, as described in Article 5;

(cc)	“Dissenting Shares” means, collectively, Dissenting Rubicon Shares and Dissenting Africo Shares;

(dd)	“Effective Date” means the date on which the Arrangement becomes effective in accordance with the provisions of the Arrangement Agreement and the provisions of the BCBCA;

(ee)	“Effective Time” means 12:01 am, Vancouver time, on the Effective Date;

(ff)
“Exchange Number” means the number or fraction, as the case may be, of a New Rubicon, Paragon or CopperCo Common Share to be received by a Rubicon Shareholder in exchange for every Rubicon Common Share pursuant to the General Exchange Ratio;

(gg)	“Exercise Price” means the varying exercise prices of the outstanding Rubicon Options;

(hh)	“Final Order” means the final order of the Court approving the Arrangement pursuant to the BCBCA;

(ii)	“General Exchange Ratio” means, for each Rubicon Common Share,

•	one whole New Rubicon Common Share,

•	one-sixth of a Paragon Common Share; and

•	a fraction of a CopperCo Common Share equal to the Rubicon-CopperCo Exchange Ratio;

(jj)
“holder” means, when not qualified by the adjective “registered”, the person entitled to a share hereunder whether or not registered or entitled to be registered in respect thereof in the central securities register of Rubicon, Paragon, CopperCo or Africo, as the case may be;

(kk)	“ITA” means the Income Tax Act (Canada), as amended;

(ll)	“Meetings” means, collectively, the Africo Meeting and the Rubicon Meeting;

(mm)	“Net Fair Market Value” means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of certain assets;

(nn)
“New Rubicon Common Shares” means common shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares;

(oo)	“New Rubicon Options” means the rights (whether or not vested) to purchase New Rubicon Common Shares which will be issued pursuant to the Plan of Arrangement;

(pp)	“Original Exercise Price” means the original exercise price per share of a Rubicon Option;

(qq)	“Paragon” means Paragon Minerals Corporation, a corporation incorporated under the CBCA in order to facilitate the Arrangement;

(rr)
“Paragon Commitment” means the covenant of Paragon described in section 3.2 to issue Paragon Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(ss)
“Paragon Common Shares” means the common shares in the capital of Paragon which Paragon is authorized to issue as the same are constituted on the date hereof and which are to be issued under the Arrangement (i) to holders of Rubicon Series 1 Special Shares in exchange for such Rubicon Series 1 Special Shares, and (ii) to holders of Paragon Special Warrants and to holders of Paragon Flow-Through Special Warrants on the deemed exercise of such special warrants;

(tt)
“Paragon Contracts” means all agreements to which Rubicon currently is a party, which pertain to the mineral properties in the Provinces of Newfoundland and Labrador and the Territory of Nunavut and which will be assigned from Rubicon to Paragon pursuant to the Plan of Arrangement, such agreements being more particularly described in the Assignment and Assumption Agreement;

(uu)
“Paragon Flow-Through Special Warrants” means flow-through special warrants which may be sold by Paragon pursuant to the Paragon Financing, with each Paragon Flow-Through Special Warrant entitling the holder to receive, upon exercise and for no additional consideration, one flow-through Paragon Common Share;

(vv)
“Paragon Net Fair Market Value” means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of the Paragon Transferred Assets;

(ww)
“Paragon Note” means the demand, non-interest bearing promissory note to be issued by Paragon to Rubicon having a principal amount and aggregate fair market value equal to the Paragon Net Fair Market Value;

(xx)	“Paragon Options” means the rights (whether or not vested) to purchase Paragon Common Shares which will be issued pursuant to the Plan of Arrangement;

(yy)
“Paragon Preferred Shares” means the preferred shares of Paragon which are to be issued under the Arrangement to Rubicon in exchange for the Paragon Transferred Assets, which will have a value equal to the Paragon Net Fair Market Value and having the terms and conditions set out in Schedule B to this Plan of Arrangement;

(zz)
“Paragon Special Warrants” means special warrants which may be sold by Paragon pursuant to the Paragon Financing, with each Paragon Special Warrant entitling the holder to receive, upon exercise and for no additional consideration, one Paragon Common Share and one Paragon Warrant;

(aaa)
“Paragon Transferred Assets” means the Paragon Contracts and certain other related assets more particularly described in the Assignment and Assumption Agreement, all of which will be transferred by Rubicon to Paragon pursuant to the Plan of Arrangement;

(bbb)
“Paragon Warrants” means common share purchase warrants of Paragon, each entitling the holder to purchase one Paragon Common Share at a price of $1.00 per share for a term of two years from the date of issuance;

(ccc)	“Plan of Arrangement” means this plan of arrangement, as it may be amended from time to time in accordance with section 7.1 of the Arrangement Agreement;

(ddd)	“PUC” means paid-up capital as defined in subsection 89 (1) of the ITA;

(eee)
“Qualifying Financing” means the first issuance or issuances of common shares or other securities in Africo or CopperCo after the date of issuance of the promissory notes under the Bridge Loan, on a single day or multiple days in any 90 day period, resulting in gross proceeds of not less than $10,000,000;

(fff)	“Registrar” means the Registrar of Companies appointed under the BCBCA;

(ggg)	“Remaining Africo Shares” means the Africo shares held by Africo Shareholders other than Rubicon immediately prior to the Effective Date;

(hhh)	“Rubicon” means Rubicon Minerals Corporation, a company incorporated under the BCBCA;

(iii)	“Rubicon Africo Shares” means the Africo Shares held by Rubicon immediately prior to the Effective Date;

(jjj)
“Rubicon Commitment” means the covenant of Rubicon described in section 3.2 to issue Rubicon Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(kkk)	“Rubicon Common Shares” means the common shares without par value in the capital of Rubicon as currently constituted;

(lll)
“Rubicon-CopperCo Exchange Ratio” means the fraction which is obtained by dividing the number of Africo Shares held by Rubicon on the Share Distribution Record Date by the fully diluted number of Rubicon Common Shares outstanding on the Share Distribution Record Date;

(mmm)
“Rubicon CopperCo Note” means the demand, non-interest bearing promissory note to be issued by Rubicon to CopperCo having a principal amount and fair market value equal to the aggregate fair market value of the Rubicon Series 2 Special Shares;

(nnn)	“Rubicon Meeting” means the annual and special meeting of the Rubicon Shareholders to be held to consider, among other matters, the Arrangement, and any postponement or adjournment thereof;

(ooo)	“Rubicon Options” means the outstanding stock options of Rubicon entitling the holders to purchase Rubicon Common Shares in accordance with the terms and conditions thereof;

(ppp)
“Rubicon Paragon Note” means the demand, non-interest bearing promissory note to be issued by Rubicon to Paragon having a principal amount and fair market value equal to the aggregate fair market value of the Rubicon Series 1 Special Shares;

(qqq)
“Rubicon Series 1 Special Shares” means the Series 1 special shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares, and having the terms and conditions set out in Schedule A to this Plan of Arrangement;

(rrr)
“Rubicon Series 2 Special Shares” means the Series 2 special shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares, and having the terms and conditions set out in Schedule A to this Plan of Arrangement;

(sss)	“Rubicon Shareholder” means a holder of Rubicon Common Shares;

(ttt)	“Rubicon Stock Option Plan” means the existing stock option plan of Rubicon;

(uuu)
“Rubicon Warrants” means the outstanding common share purchase warrants of Rubicon entitling the holders to purchase Rubicon Common Shares in accordance with the terms and conditions thereof, and includes the Compensation Options and the warrants which are issuable on exercise of the Compensation Options;

(vvv)
“Share Distribution Record Date” means the close of business on a day to be fixed by the TSX for the purpose of determining the Rubicon Shareholders entitled to receive New Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares under the Arrangement;

(www)
“Trading Price” means the weighted average price of the New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares, as the case may be, on the TSX or the TSX-V, as the case may be, for the First 5 trading days on which such shares trade on such stock exchange after the Effective Date;

(xxx)	“Transfer Agent” means Computershare Investor Services Inc;

(yyy)	“TSX” means the Toronto Stock Exchange; and

(zzz)	“TSX-V” means the TSX Venture Exchange.

1.2	Interpretation Not Affected By Headings

The division of this Plan of Arrangement into articles, sections, and other portions, and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or part hereof. Unless something in the subject matter or context is inconsistent therewith, all references herein to articles, sections and other portions are to articles, sections and other portions to this Plan of Arrangement.

1.3	Number and Gender

In this Plan of Arrangement, words importing the singular number only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine and neuter genders, and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

1.4	Statutes

A reference to a statute shall be deemed to include every regulation made pursuant thereto, all amendments to the statute or to any such regulation enforced from time to time, and any statute or regulation that supplements or supersedes such statute or any such regulation.

1.5	Currency

All references to currency herein are to lawful money of Canada unless otherwise specified herein.

1.6	Undefined Terms

Any undefined capitalized terms in this Plan of Arrangement shall have the meanings ascribed to them in the Arrangement Agreement.

ARTICLE 2  - ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

ARTICLE 3  - THE ARRANGEMENT

3.1	The Arrangement

On the Effective Date, save and except for Dissenting Shares, the following shall occur and be deemed to occur in the following chronological order, unless otherwise noted, without further act or formality and with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:

(a)	Rubicon’s authorized share structure shall be amended by:

(i)	altering the name of the unlimited number of common shares without par value to be an unlimited number of Class A Common shares without par value;

(ii)	creating the following three new classes of shares:

A.	an unlimited number of common shares without par value;

B.	an unlimited number of series 1 special shares with a par value equal to the net book value of the Paragon Transferred Assets; and

C.	an unlimited number of series 2 special shares with a par value equal to the net book value of the Rubicon Africo Shares.

The shares of Rubicon described above shall have the rights and restrictions set out in Rubicon’s Articles. Rubicon’s Articles shall be amended by adding, as Article 26 of the Articles, the rights and restrictions set out in Schedule A hereto;

(b)	Rubicon’s central securities register for the Rubicon Common Shares shall be redesignated as the central securities register for the Class A Common shares;

(c)
Paragon’s authorized share structure shall be amended by creating a new class of shares consisting of an unlimited number of special preferred shares and having the rights and restrictions set out in Paragon’s Articles. Paragon’s Articles shall be amended by adding the rights and restrictions set out in Schedule B hereto;

(d)
CopperCo’s authorized share structure shall be amended by creating a new class of shares consisting of an unlimited number of special preferred shares and having the rights and restrictions set out in CopperCo’s Articles. CopperCo’s Articles shall be amended by adding the rights and restrictions set out in Schedule B hereto;

(e)
Each Rubicon Common Share (renamed as Class A Common Shares) issued and outstanding on the Effective Date (other than Dissenting Shares) will be exchanged for one New Rubicon Common Share, one Rubicon Series 1 Special Share and one Rubicon Series 2 Special Share. The PUC of the New Rubicon Common Shares, the Rubicon Series 1 Special Shares and the Series 2 Special Shares will be determined as follows:

(i)	the amount of the PUC of the Rubicon Series 1 Special Shares will be equal to their par value;

(ii)	the amount of the PUC of the Rubicon Series 2 Special Shares will be equal to their par value; and

(iii)
the amount of the PUC of the New Rubicon Common Shares will be equal to the PUC of the Rubicon Common Shares (renamed as Class A Common Shares) minus the aggregate of the PUC of the Rubicon Series 1 and 2 Special Shares;

Each Rubicon Shareholder shall cease to be the holder of the Rubicon Common Shares (renamed as Class A Common Shares) so exchanged and shall become the holder of the number of New Rubicon Common Shares, Rubicon Series 1 Special Shares and Series 2 Special Shares issued to such Rubicon Shareholder. The name of such Rubicon Shareholder shall be removed from the central securities register for Rubicon Common Shares in respect of the Rubicon Common Shares so exchanged and shall be added to the central securities register of New Rubicon Common Shares, Rubicon Series 1 Special Shares and Series 2 Special Shares respectively, so issued to such Rubicon Shareholder;

(f)
Each outstanding whole Rubicon Option will be exchanged for one whole New Rubicon Option, one sixth of a Paragon Option and a fraction of a CopperCo Option equal to the Rubicon-CopperCo Exchange Ratio. The exercise price of each of the new options received as a result of such exchange will be determined as set out in section 3.3 below;

(g)
The Rubicon Common Shares (renamed as Class A Common Shares) exchanged for New Rubicon Common Shares, the Rubicon Series 1 Special Shares and the Rubicon Series 2 Special Shares shall be cancelled and the appropriate entry shall be made in Rubicon’s central securities register;

(h)	Each holder of Rubicon Series 1 Special Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to Paragon;

(i)	Each holder of Rubicon Series 2 Special Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to CopperCo;

(j)
As consideration for the Rubicon Series 1 Special Shares transferred to it, Paragon will issue to the holders of such Rubicon Series 1 Special Shares, Paragon Common Shares on the basis of one Paragon Common Share for every six whole Rubicon Series 1 Special Shares held by a respective holder. The stated capital account maintained in respect of Paragon Common Shares shall be increased by an amount equal to the PUC of the transferred Rubicon Series 1 Special Shares. In connection with such sale and transfer, each holder of Rubicon Series 1 Special Shares so sold and transferred shall cease to be the holder of the Rubicon Series 1 Special Shares so sold and transferred and shall become the holder of the number of Paragon Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Rubicon Series 1 Special Shares in respect of the Rubicon Series 1 Special Shares so sold and transferred and shall be added to the central securities register of Paragon as the holder of the number of Paragon Common Shares so issued to such holder, and Paragon shall be and shall be deemed to be the transferee of the Rubicon Series 1 Special Shares so transferred and the name of Paragon shall be entered in the central securities register of Rubicon Series 1 Special Shares so sold and transferred to Paragon;

(k)
As consideration for the Rubicon Series 2 Special Shares transferred to it, CopperCo will issue to the holders of such Rubicon Series 2 Special Shares, that number of CopperCo Common Shares obtained by multiplying the number of Rubicon Series 2 Special Shares held by a respective holder by the Rubicon-CopperCo Exchange Ratio. The stated capital account maintained in respect of CopperCo Common Shares shall be increased by an amount equal to the PUC of the transferred Rubicon Series 2 Special Shares. In connection with such sale and transfer, each holder of Rubicon Series 2 Special Shares so sold and transferred shall cease to be the holder of the Rubicon Series 2 Special Shares so sold and transferred and become the holder of the number of CopperCo Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Rubicon Series 2 Special Shares in respect of the Rubicon Series 2 Special Shares so sold and transferred and shall be added to the central securities register of CopperCo as the holder of the number of CopperCo Common Shares so issued to such holder and CopperCo shall be and shall be deemed to be the transferee of the Rubicon Series 2 Special Shares so transferred and the name of CopperCo shall be entered in the central securities register of Rubicon Series 2 Special Shares so sold and transferred to CopperCo;

(l)
Rubicon will sell and transfer the Paragon Transferred Assets to Paragon in consideration for the issuance by Paragon of 1,000 Paragon Preferred Shares. Rubicon shall take all such actions and deliver all such documents as may be required to convey title to the Paragon Transferred Assets to Paragon;

(m)
Rubicon will sell and transfer the CopperCo Transferred Assets to CopperCo in consideration for the issuance by CopperCo of 1,000 CopperCo Preferred Shares. Rubicon shall take all such actions and deliver all such documents as may be required to convey title to the CopperCo Transferred Assets to CopperCo;

(n)
Rubicon will purchase for cancellation the Rubicon Series 1 Special Shares held by Paragon in consideration of the issuance by Rubicon of the Rubicon Paragon Note. The repurchased Rubicon Series 1 Special Shares shall be cancelled and the appropriate entry made on the central securities register for the Series 1 Special Shares;

(o)
Rubicon will purchase for cancellation the Rubicon Series 2 Special Shares held by CopperCo in consideration of the issuance by Rubicon of the Rubicon CopperCo Note. The repurchased Rubicon Series 2 Special Shares shall be cancelled and the appropriate entry made on the central securities register for the Series 2 Special Shares;

(p)
The authorized share structure of Rubicon shall be amended by eliminating the unlimited number of Class A Common Shares without par value, the unlimited number of Series 1 Special Shares and the unlimited number of Series 2 Special Shares, none of which are issued. Rubicon’s Articles shall be amended by deleting Article 26 of the Articles (for greater certainty, notwithstanding such deletion of Article 26, the New Rubicon Common Shares shall continue to exist immediately upon completion of the Arrangement, as evidenced by Rubicon’s Notice of Articles in effect at such time);

(q)
Paragon will purchase for cancellation the 1,000 Paragon Preferred Shares held by Rubicon in consideration for the issuance by Paragon to Rubicon of the Paragon Note having a principal amount and fair market value equal to the aggregate fair market value of the 1,000 Paragon Preferred Shares purchased for cancellation. The repurchased Paragon Preferred Shares shall be cancelled and the appropriate entry made on the central securities register for the Paragon Preferred Shares;

(r)
The authorized share structure of Paragon shall be amended by eliminating the Paragon Preferred Shares, none of which are issued. Paragon’s Articles shall be amended by deleting sections 1.1 to 1.5 of the Articles which contain the rights and restrictions attached to the Paragon Preferred Shares;

(s)
CopperCo will purchase for cancellation the 1,000 CopperCo Preferred Shares held by Rubicon in consideration for the issuance by CopperCo to Rubicon of the CopperCo Note having a principal amount and fair market value equal to the aggregate fair market value of the 1,000 CopperCo Preferred Shares purchased for cancellation. The repurchased CopperCo Preferred Shares shall be cancelled and the appropriate entry made on the central securities register for the CopperCo Preferred Shares;

(t)
The authorized share structure of CopperCo shall be amended by eliminating the CopperCo Preferred Shares; none of which are issued. CopperCo’s Articles shall be amended by deleting sections 1.1 to 1.5 of the Articles which contain the rights and restrictions attached to the CopperCo Preferred Shares;

(u)
Rubicon will pay the principal amount of the Rubicon Paragon Note by transferring to Paragon the Paragon Note which will be accepted by Paragon as full payment, satisfaction and discharge of Rubicon’s obligation under the Rubicon Paragon Note and simultaneously Paragon will pay the principal amount of the Paragon Note by transferring to Rubicon the Rubicon Paragon Note which will be accepted by Rubicon as full payment, satisfaction and discharge of Paragon’s obligation under the Paragon Note. The Rubicon Paragon Note and the Paragon Note will both thereupon be cancelled;

(v)
Rubicon will pay the principal amount of the Rubicon CopperCo Note by transferring to CopperCo the CopperCo Note which will be accepted by CopperCo as full payment, satisfaction and discharge of Rubicon’s obligation under the Rubicon CopperCo Note and simultaneously CopperCo will pay the principal amount of the CopperCo Note by transferring to Rubicon the Rubicon CopperCo Note which will be accepted by Rubicon as full payment, satisfaction and discharge of CopperCo’s obligation under the CopperCo Note. The Rubicon CopperCo Note and the CopperCo Note will both thereupon be cancelled;

(w)
the Paragon Flow-Through Special Warrants issued pursuant to the Paragon Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into flow-through Paragon Common Shares on the basis of one flow-though Paragon Common Share for each Paragon Flow-Through Special Warrant exercised, and the names of the holders of the Paragon Flow-Through Special Warrants shall be added to the central securities register of Paragon as the holders of the number of Paragon Common Shares issued to such holders;

(x)
the Paragon Special Warrants issued pursuant to the Paragon Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into Paragon Common Shares and Paragon Warrants, on the basis of one Paragon Common Share and one Paragon Warrant for each Paragon Special Warrant exercised, and the names of the holders of the Paragon Special Warrants shall be added to the central securities register of Paragon as the holders of the number of Paragon Common Shares issued to such holders;

(y)
The CopperCo/Africo Special Warrants issued pursuant to the CopperCo/Africo Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into CopperCo Common Shares, on the basis of one CopperCo Common Share for each CopperCo/Africo Special Warrant exercised, and the names of the holders of the CopperCo/Africo Special Warrants shall be added to the central securities register of CopperCo as the holders of the number of CopperCo Common Shares issued to such holders;

(z)	Each holder of the Remaining Africo Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to CopperCo;

(aa)
As consideration for the Remaining Africo Shares transferred to it, CopperCo will issue to the holders of such Remaining Africo Shares, CopperCo Common Shares on the basis of one CopperCo Common Share for every whole Remaining Africo Shares held by a respective holder. The stated capital account maintained in respect of CopperCo Common Shares shall be increased to the maximum amount permitted under the ITA. In connection with such sale and transfer, each holder of Remaining Africo Shares so sold and transferred shall cease to be the holder of the Remaining Africo Shares so sold and transferred and become the holder of the number of CopperCo Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Africo Shares in respect of the Remaining Africo Shares so sold and transferred and shall be added to the central securities register of CopperCo as the holder of the number of CopperCo Common Shares so issued to such holder and CopperCo shall be and shall be deemed to be the transferee of the Remaining Africo Shares so transferred and the name of CopperCo shall be entered in the central securities register of Africo Shares so sold and transferred to CopperCo;

(bb)
Each outstanding whole Africo Option will be exchanged for one whole CopperCo Option. The exercise price of each of the new CopperCo Options received on such exchange will be identical to the exercise price for the Africo Option which was exchanged for such CopperCo Option;

(cc)	The name of Africo will be changed to Africo Resources (B.C.) Ltd.; and

(dd)	The name of CopperCo will be changed to Africo Resources Ltd.

3.2	Treatment of Rubicon Warrants

After the Effective Date, each whole Rubicon Warrant outstanding on the Effective Date (as well as each whole Rubicon Warrant which is issuable on exercise of the Compensation Options) will entitle the holder thereof to receive, upon exercise on or after the Effective Date, from Rubicon pursuant to the Rubicon Commitment one New Rubicon Common Share, from Paragon pursuant to the Paragon Commitment one-sixth (1/6) of a Paragon Common Share and from CopperCo pursuant to the CopperCo Commitment a fraction of a CopperCo Common Share equal to the Rubicon-CopperCo Exchange Ratio at an aggregate exercise price equal to the exercise price provided for in the certificate representing such Rubicon Warrant, subject to the terms and conditions contained in such certificate. Holders of Rubicon Warrants will not be permitted to exercise Rubicon Warrants to purchase New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares separately from each other.

Rubicon, acting as agent for Paragon and CopperCo, will distribute the net proceeds from the exercise of any Rubicon Warrants after the Effective Date such that Rubicon will receive 51.2% of the net proceeds per New Rubicon Common Share issued, Paragon will receive 5.8% of the net proceeds per Paragon Common Share issued and CopperCo will receive, on behalf of Rubicon, 43% of the net proceeds per CopperCo Common Share issued (following which CopperCo will remit any such amount received to Rubicon). For the purposes of this section 3.2, Rubicon will not acquire any beneficial ownership in the Paragon Common Shares or the CopperCo Common Shares issued upon the exercise of the Rubicon Warrants.

From the Effective Time, certificates representing Rubicon Warrants which were outstanding on the Effective Date will represent rights to purchase the same number of New Rubicon Common Shares as represented by the certificate, a number of Paragon Common Shares which is one -sixth of the number represented by the certificate and a number of CopperCo Common Shares which is equal to the number represented by the certificate multiplied by the Rubicon-CopperCo Exchange Ratio. Rubicon, Paragon and CopperCo will not issue new warrant certificates representing such rights.

3.3	Treatment of Rubicon Options

The exercise price (the “Adjusted Exercise Price”) of each of the New Rubicon Options, the Paragon Options and the CopperCo Options issued under the exchange at step 3.1(f) above will be determined in accordance with the following formula and rounded up to the nearest whole cent:

Adjusted Exercise Price	=	Trading Price	X	Original Exercise Price
Aggregate Exchange Trading Price

With respect to any such CopperCo Options, the funds representing the exercise price shall be delivered to CopperCo, which in turn shall remit such funds to Rubicon. It shall be a condition of issuance of any such Paragon Options and CopperCo Options that, to the extent that the holder is not an employee, consultant, director or senior officer of Paragon or CopperCo, as the case may be, such options shall expire on termination of the holder’s position as an employee, consultant, director or senior officer of Rubicon, according to the terms of the grant of such holder’s Rubicon Options which existed prior to the Effective Date.

3.4	Unexercised Warrants and Options

Any Rubicon Warrants referred to in section 3.2 and any New Rubicon Options, Paragon Options or CopperCo Options referred to in section 3.3 which expire according to their terms without being exercised by the holders shall be exercisable by Rubicon, at Rubicon’s election, for a period of 30 days following the relevant expiry date. If Rubicon exercises any such Rubicon Warrants, New Rubicon Options, Paragon Options or CopperCo Options during such 30-day period, the consideration paid by Rubicon on exercise shall be delivered, received and remitted, as the case may be, as set out in sections 3.2 and 3.3, mutatis mutandis.

3.5	Fees , Etc.

Rubicon agrees to pay any reasonable fee (including the fees of CopperCo’s Registrar and Transfer Agent) in connection with the issuance of CopperCo Common Shares pursuant to the exercise of the Rubicon Warrants or Rubicon Options, as the case may be, pursuant to sections 3.2 and 3.3 above.

3.6	Deemed Fully Paid and Non-Assessable Shares

All New Rubicon Common Shares, Rubicon Class A Shares, Rubicon Series 1 Special Shares, Rubicon Series 2 Special Shares, Paragon Common Shares and CopperCo Common Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA or the CBCA, as the case may be.

3.7	Arrangement Effectiveness

On the Effective Date, the Arrangement shall become finally and conclusively binding on the Shareholders and each of Rubicon, Paragon and CopperCo.

3.8	Supplementary Actions

Notwithstanding that the transaction and events set out in section 3.1 shall occur and shall be deemed to occur in the order therein set out without any act or formality, each of Rubicon, Paragon and CopperCo shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to further document or evidence any of the transactions or events set out in section 3.1, including without limitation, any resolutions of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, any promissory notes and receipts therefore and any necessary additions to or deletions from share registers.

3.9	Share Distribution Record Date

In subsections 3.1(e), (j) and (k) above, the references to Rubicon Shareholders (including references to holders of Rubicon Series 1 and Series 2 Special Shares) shall mean the Rubicon Shareholders on the Share Distribution Record Date, subject to the provisions of Article 5.

3.10	Deemed Time for Redemption

In addition to the chronological order in which the transactions and events set out in section 3.1 shall occur and shall be deemed to occur, the time on the Effective Date for the redemption of the Rubicon Series 1 and 2 Special Shares set out in subsections 3.1(a), (n) and (o) shall occur and shall be deemed to occur immediately after the listing of the Rubicon Series 1 and 2 Special Shares on the TSX or the TSX-V, as the case may be, on the Effective Date.

3.11	Section 85 Elections

The parties shall make, and do all such further acts and things to assist in making, elections under section 85 of the ITA in connection with the transfers of the Paragon Transferred Assets and the CopperCo Transferred Assets described in subsections 3.1(l) and (m) respectively. In addition, CopperCo will offer to holders of the Remaining Africo Shares the option of making elections under section 85 of the ITA in connection with the transfer of the Remaining Africo Shares to CopperCo in return for CopperCo Common Shares as described in sections 3.1(z) and (aa). On acceptance of CopperCo’s offer by a particular Remaining Africo Shareholder, CopperCo will do all such further acts and things to make, and assist in making, the election under section 85 of the ITA.

3.12	Assignment and Assumption of Promissory Notes under Bridge Loan

To the extent that any promissory notes issued by Africo under the Bridge Loan have not been converted prior to the Effective Date and remain outstanding after the Effective Date, such promissory notes shall be deemed to be assigned by Africo to CopperCo under the Arrangement and CopperCo shall accordingly assume any share issuance obligations under such promissory notes.

ARTICLE 4  - CERTIFICATES AND DOCUMENTATION

4.1	Rubicon Common Share Certificates

From and after the Effective Time, share certificates representing Rubicon Common Shares shall for all purposes be deemed to be share certificates representing New Rubicon Common Shares, and no new share certificates shall be issued with respect to the New Rubicon Common Shares issued in connection with the Arrangement.

4.2	Rubicon Special Share Certificates

Recognizing that all of the Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares issued to the Shareholders will immediately be transferred to Paragon and CopperCo in exchange for Paragon and CopperCo Common Shares, Rubicon will not issue certificates representing the Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares.

4.3	Paragon and CopperCo Preferred Share Certificates

Recognizing that all of the Paragon and CopperCo Preferred Shares issued to Rubicon will immediately be repurchased for cancellation, each of Paragon and CopperCo will not issue certificates representing their respective Paragon and CopperCo Preferred Shares.

4.4	Paragon and CopperCo Common Share Certificates

As soon as practicable after the Effective Time, Paragon and CopperCo shall cause to be issued to the registered holders of Paragon and CopperCo Common Shares at the close of business on the Share Distribution Record Date, share certificates representing in the aggregate number of the Paragon and CopperCo Common Shares to which such holders are entitled as at the Share Distribution Record Date and shall cause such certificates to be delivered or mailed to such holder in accordance with the terms hereof.

4.5	Fractional Shares, Warrants and Options

No fractional Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares will be issued and the number of Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares to which each Shareholder will be entitled shall be rounded down to the next whole number. No fractional shares warrants or options, including shares issuable or transferable upon the exercise of any Rubicon Warrants or Options after the Effective Date, will be issued, and no cash will be paid in lieu thereof, by Rubicon, Paragon or CopperCo. Any fractions resulting (including, but not limited to, fractions resulting after the application of the Rubicon-CopperCo Exchange Ratio) will be rounded down to the nearest whole number. No subscription for a fraction of a Paragon or CopperCo Common Share will be accepted with respect to the exercise of Rubicon Warrants and Rubicon Options as set out in paragraph 3.2 and 3.3, respectively above.

4.6	Interim Period

From the Share Distribution Record Date to the Effective Date, share certificates representing Rubicon Common Shares issued and outstanding on the Share Distribution Record Date and not subject to Article 5 hereof, shall also be deemed for all purposes to represent New Rubicon Shares, Paragon Common Shares and CopperCo Common Shares issued in connection with the Arrangement.

ARTICLE 5  - RIGHTS OF DISSENT AND APPRAISAL FOR RUBICON SHAREHOLDERS

5.1	Rubicon Dissent Right

Notwithstanding section 3.1 hereof, Rubicon Shareholders may exercise rights of dissent (the “Rubicon Dissent Right”) in connection with the Arrangement pursuant to the Interim Order and this Article 5.

5.2	Rubicon Notice of Dissent

A Shareholder who wishes to exercise a Rubicon Dissent Right must give written notice of dissent (“Notice of Dissent”) to Rubicon by depositing such Notice of Dissent with Rubicon, or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, marked to the attention of the President, not later than 2:00 p.m. (local time) on August 3, 2006. A Rubicon Shareholder who has given a Notice of Dissent in accordance with this section 5.2 is herein referred to as a “Rubicon Dissenting Shareholder”. A Rubicon Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Rubicon Shareholder, if the Rubicon Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Rubicon Shareholder’s name and on whose behalf the Rubicon Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a)	identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b)
set out the number of Rubicon Common Shares in respect of which the Rubicon Shareholder is exercising the Rubicon Dissent Right (the “Notice Shares”), which number cannot be less than all of the Rubicon Common Shares held by the beneficial holder on whose behalf the Rubicon Dissent Right is being exercised;

(c)
if the Notice Shares constitute all of the shares of which the Rubicon Dissenting Shareholder is both the registered owner and beneficial owner and the Rubicon Dissenting Shareholder owns no other shares of Rubicon as beneficial owner, a statement to that effect;

(d)
if the Notice Shares constitute all of the shares of which the Rubicon Dissenting Shareholder is both the registered and beneficial owner but the Rubicon Dissenting Shareholder owns other shares of Rubicon as beneficial owner, a statement to that effect, and

(i)	the names of the registered owners of those other shares,

(ii)	the number of those other shares that are held by each of those registered owners, and

(iii)	a statement that Notices of Dissent are being or have been sent in respect of all those other shares; and

(e)	if dissent is being exercised by the Rubicon Dissenting Shareholder on behalf of a beneficial owner who is not the Rubicon Dissenting Shareholder, a statement to that effect, and

(i)	the name and address of the beneficial owner, and

(ii)
a statement that the Rubicon Dissenting Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Rubicon Dissenting Shareholder’s name.

5.3	Right of Dissenting Shareholder

The giving of a Notice of Dissent does not deprive a Rubicon Shareholder of his or her right to vote at the Rubicon Meeting on the Special Resolution approving the Arrangement. A vote against the Special Resolution or the execution or exercise of a proxy with instructions to vote against the Special Resolution does not constitute a Notice of Dissent.

5.4	When Rubicon Dissent Right Not Available

A Rubicon Shareholder is not entitled to exercise a Rubicon Dissent Right with respect to any Rubicon Common Shares if a Rubicon Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Special Resolution approving the Arrangement. However, a Rubicon Shareholder may vote as a proxy for a Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Rubicon Dissent Right in respect of the Rubicon Common Shares of which he or she is the registered holder.

5.5	Notice to Proceed

If Rubicon intends to act on the authority of the Special Resolution approving the Arrangement, it must send a notice (the “Notice to Proceed”) to the Rubicon Dissenting Shareholder promptly after the later of:

(a)	the date on which Rubicon forms the intention to proceed, and

(b)	the date on which the Notice of Dissent was received.

If Rubicon has acted on the authority of that Special Resolution it must promptly send a Notice to Proceed to the Rubicon Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that Rubicon intends to act or has acted on the authority of the Special Resolution and advise the Rubicon Dissenting Shareholder of the manner in which dissent is to be completed under section 5.7 hereof.

5.6	Entitlement to Payment of Fair Value

On receiving a Notice to Proceed in accordance with section 5.5 hereof, the Rubicon Dissenting Shareholder is entitled to require Rubicon to purchase all of the Rubicon Common Shares in respect of which the Notice of Dissent was given.

5.7	Demand for Payment of Fair Value

A Rubicon Dissenting Shareholder who receives a Notice to Proceed is bound to sell its Rubicon Common Shares to Rubicon and must send to Rubicon within one month after the date of the Notice to Proceed:

(a)	a written statement that the Rubicon Dissenting Shareholder requires Rubicon to purchase all of the Notice Shares;

(b)	the certificates representing the Notice Shares, and

(c)
if dissent is being exercised by the Rubicon Shareholder on behalf of a beneficial owner who is not the Rubicon Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of Rubicon and if so, setting out:

(i)	the names of the registered owners of those other shares,

(ii)	the number of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares, whereupon Rubicon is bound to purchase them in accordance with the Notice of Dissent.

5.8	Payment for Notice Shares

Rubicon and the Rubicon Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, Rubicon must either promptly pay that amount to the Rubicon Dissenting Shareholder or send a notice to the Rubicon Dissenting Shareholder that Rubicon is unable lawfully to pay Rubicon Dissenting Shareholders for their share as Rubicon is insolvent or if the payment would render Rubicon insolvent.

5.9	Application to Court to Fix Payout Value

If Rubicon and the Rubicon Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares the Rubicon Dissenting Shareholder or Rubicon may apply to the court and the court may:

(a)	determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b)	join in the application each Rubicon Dissenting Shareholder who has not agreed with Rubicon on the amount of the payout value of the Notice Shares; and

(c)	make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, Rubicon must either pay that amount to the Rubicon Dissenting Shareholder or send a notice to the Rubicon Dissenting Shareholder that Rubicon is unable lawfully to pay Rubicon Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent. If the Rubicon Dissenting Shareholder receives a notice that Rubicon is unable to lawfully pay Rubicon Dissenting Shareholders for their shares the Rubicon Dissenting Shareholder may within 30 days after receipt of the notice, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Rubicon Dissenting Shareholder remains a claimant against Rubicon to be paid as soon as Rubicon is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Rubicon but in priority to its shareholders.

5.10	Deemed Notice

Any notice required to be given by Rubicon or a Rubicon Dissenting Shareholder to the other in connection with the exercise of the Dissent Right, will be deemed to have been given and received, if delivered, on the day of delivery, if mailed, on the earlier of the date of receipt or the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

5.11	Consequences of Exercising Rubicon Dissent Rights

A Rubicon Shareholder who:

(a)	properly exercises the Rubicon Dissent Right by complying with all of the procedures (the “Dissent Procedures”) required to be complied with by a Rubicon Dissenting Shareholder, will:

(i)	be bound by the provisions of this Article 5;

(ii)	be deemed not to have participated in the Arrangement; and

(iii)
cease to have any rights as a Shareholder other than the right to be paid the payout value of the Notice Shares by Rubicon in accordance with the Dissent Procedures and is deemed to have disposed of his shares immediately prior to the Effective Date; or

(b)	seeks to exercise the Rubicon Dissent Right, but:

(i)	who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by a Rubicon Dissenting Shareholder, or

(ii)	subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent;

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive his or her pro rata portion of the New Rubicon, Paragon and CopperCo Common Shares based upon the number of Rubicon Common Shares of which such Dissenting Shareholder is the registered holder. Rubicon may in its sole discretion waive any non-compliance by a shareholder with any of the provisions of this Article 5 in order to give effect to a shareholder’s Rubicon Dissent Rights.

5.12	Abandonment of Dissent

A Rubicon Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of Rubicon. A Rubicon Dissenting Shareholder may, with the written consent of Rubicon, at any time prior to the payment to the Rubicon Dissenting Shareholder of the full amount of money to which the Rubicon Dissenting shareholder is entitled under this Article 5, abandon such Rubicon Dissenting Shareholder’s dissent to the Arrangement by giving written notice to Rubicon withdrawing the Notice of Dissent by depositing such notice with Rubicon or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 Pender Street, Vancouver, British Columbia, V6C 2V6, marked to the attention of the President, and will then be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive such number of New Rubicon, Paragon and CopperCo Common Shares to which he or she is entitled.

5.13	Reservation of New Rubicon, Paragon and CopperCo Common Shares

If a Rubicon Shareholder exercises the Rubicon Dissent Right, Rubicon shall on the Effective Date set aside and not distribute that portion of the New Rubicon, Paragon and CopperCo Common Shares which is attributable to the Rubicon Common Shares for which Dissent Rights have been exercised. If a Rubicon Shareholder exercises the Rubicon Dissent Right, but, as set out in subsection 5.11(b), does not properly comply with the Dissent Procedures or, subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Rubicon shall distribute to such Shareholder his or her pro rata portion of the New Rubicon, Paragon and CopperCo Common Shares. If a Rubicon Shareholder duly complies with the Dissent Procedures as set out in subsection 5.11(a), then Rubicon shall retain the portion of the New Rubicon, Paragon and CopperCo Common Shares attributable to such Rubicon Shareholder (the “Non-Distributed New Rubicon, Paragon and CopperCo Shares”), and the Non-Distributed New Rubicon, Paragon and CopperCo Shares will be dealt with as determined by the Board of Directors of Rubicon in its discretion.

ARTICLE 6  - RIGHTS OF DISSENT AND APPRAISAL FOR AFRICO SHAREHOLDERS

6.1	Africo Dissent Right

Notwithstanding section 3.1 hereof, Africo Shareholders may exercise rights of dissent (the “Africo Dissent Right”) in connection with the Arrangement pursuant to the Interim Order and this Article 6.

6.2	Africo Notice of Dissent

A Shareholder who wishes to exercise an Africo Dissent Right must give written notice of dissent (“Notice of Dissent”) to Africo by depositing such Notice of Dissent with Africo, or mailing it to Africo by registered mail, at its registered office at 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, marked to the attention of the President, not later than 5:00 p.m. (local time), August 8, 2006. An Africo Shareholder who has given a Notice of Dissent in accordance with this section 6.2 is herein referred to as an “Africo Dissenting Shareholder”. An Africo Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Africo Shareholder, if the Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Africo Shareholder’s name and on whose behalf the Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a)	identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b)
set out the number of Africo Common Shares in respect of which the Africo Shareholder is exercising the Africo Dissent Right (the “Notice Shares”), which number cannot be less than all of the Africo Common Shares held by the beneficial holder on whose behalf the Africo Dissent Right is being exercised;

(c)
if the Notice Shares constitute all of the shares of which the Africo Dissenting Shareholder is both the registered owner and beneficial owner and the Africo Dissenting Shareholder owns no other shares of Rubicon as beneficial owner, a statement to that effect;

(d)
if the Notice Shares constitute all of the shares of which the Africo Dissenting Shareholder is both the registered and beneficial owner but the Africo Dissenting Shareholder owns other shares of Rubicon as beneficial owner, a statement to that effect, and

(i)	the names of the registered owners of those other shares,

(ii)	the number of those other shares that are held by each of those registered owners, and

(iii)	a statement that Notices of Dissent are being or have been sent in respect of all those other shares; and

(e)	if dissent is being exercised by the Africo Dissenting Shareholder on behalf of a beneficial owner who is not the Africo Dissenting Shareholder, a statement to that effect, and

(i)	the name and address of the beneficial owner, and

(ii)
a statement that the Dissenting Africo Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Dissenting Africo Shareholder’s name.

6.3	Right of Dissenting Shareholder

The giving of a Notice of Dissent does not deprive an Africo Shareholder of his or her right to vote at the Africo Meeting on the Special Resolution approving the Arrangement. A vote against the Special Resolution or the execution or exercise of a proxy with instructions to vote against the Special Resolution does not constitute a Notice of Dissent.

6.4	When Africo Dissent Right Not Available

An Africo Shareholder is not entitled to exercise an Africo Dissent Right with respect to any Africo Common Shares if an Africo Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Special Resolution approving the Arrangement. However, an Africo Shareholder may vote as a proxy for an Africo Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Africo Dissent Right in respect of the Africo Common Shares of which he or she is the registered holder.

6.5	Notice to Proceed

If Africo intends to act on the authority of the Special Resolution approving the Arrangement, it must send a notice (the “Notice to Proceed”) to the Africo Dissenting Shareholder promptly after the later of:

(a)	the date on which Africo forms the intention to proceed, and

(b)	the date on which the Notice of Dissent was received.

If Africo has acted on the authority of that Special Resolution it must promptly send a Notice to Proceed to the Africo Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that Africo intends to act or has acted on the authority of the Special Resolution and advise the Dissenting Shareholder of the manner in which dissent is to be completed under section 6.7 hereof.

6.6	Entitlement to Payment of Fair Value

On receiving a Notice to Proceed in accordance with section 6.5 hereof, the Africo Dissenting Shareholder is entitled to require Africo to purchase all of the Africo Common Shares in respect of which the Notice of Dissent was given.

6.7	Demand for Payment of Fair Value

An Africo Dissenting Shareholder who receives a Notice to Proceed is bound to sell its Africo Common Shares to Africo and must send to Africo within one month after the date of the Notice to Proceed:

(a)	a written statement that the Africo Dissenting Shareholder requires Africo to purchase all of the Notice Shares;

(b)	the certificates representing the Notice Shares, and

(c)
if dissent is being exercised by the Africo Shareholder on behalf of a beneficial owner who is not the Africo Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of Africo and if so, setting out:

(i)	the names of the registered owners of those other shares,

(ii)	the number of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares, whereupon Africo is bound to purchase them in accordance with the Notice of Dissent.

6.8	Payment for Notice Shares

Africo and the Africo Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, Africo must either promptly pay that amount to the Africo Dissenting Shareholder or send a notice to the Africo Dissenting Shareholder that Africo is unable lawfully to pay Africo Dissenting Shareholders for their share as Africo is insolvent or if the payment would render Africo insolvent.

6.9	Application to Court to Fix Payout Value

If Africo and the Africo Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares the Africo Dissenting Shareholder or Africo may apply to the court and the court may:

(a)	determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b)	join in the application each Africo Dissenting Shareholder who has not agreed with Rubicon on the amount of the payout value of the Notice Shares; and

(c)	make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, Rubicon must either pay that amount to the Africo Dissenting Shareholder or send a notice to the Africo Dissenting Shareholder that Rubicon is unable lawfully to pay Africo Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent. If the Africo Dissenting Shareholder receives a notice that Rubicon is unable to lawfully pay Africo Dissenting Shareholders for their shares the Africo Dissenting Shareholder may within 30 days after receipt of the notice, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Dissenting Shareholder remains a claimant against Rubicon to be paid as soon as Rubicon is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Rubicon but in priority to its shareholders.

6.10	Deemed Notice

Any notice required to be given by Rubicon or an Africo Dissenting Shareholder to the other in connection with the exercise of the Dissent Right, will be deemed to have been given and received, if delivered, on the day of delivery, if mailed, on the earlier of the date of receipt or the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

6.11	Consequences of Exercising Africo Dissent Rights

An Africo Shareholder who:

(a)	properly exercises the Africo Dissent Right by complying with all of the procedures (the “Dissent Procedures”) required to be complied with by an Africo Dissenting Shareholder, will:

(i)	be bound by the provisions of this Article 6;

(ii)	be deemed not to have participated in the Arrangement; and

(iii)
cease to have any rights as a Shareholder other than the right to be paid the payout value of the Notice Shares by Africo in accordance with the Dissent Procedures and is deemed to have disposed of his shares immediately prior to the Effective Date; or

(b)	seeks to exercise the Africo Dissent Right, but:

(i)	who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by an Africo Dissenting Shareholder, or

(ii)	subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent;

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive his or her pro rata portion of the CopperCo Common Shares based upon the number of Africo Common Shares of which such Dissenting Shareholder is the registered holder. Africo may in its sole discretion waive any non-compliance by a shareholder with any of the provisions of this Article 6 in order to give effect to a shareholder’s Africo Dissent Rights.

6.12	Abandonment of Dissent

An Africo Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of Africo. An Africo Dissenting Shareholder may, with the written consent of Africo, at any time prior to the payment to the Africo Dissenting Shareholder of the full amount of money to which the Dissenting shareholder is entitled under this Article 6, abandon such Africo Dissenting Shareholder’s dissent to the Arrangement by giving written notice to Africo withdrawing the Notice of Dissent by depositing such notice with Africo or mailing it to Africo by registered mail, at its registered office at 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, marked to the attention of the President, and will then be deemed to have participated in the Arrangement on the same basis as each non-dissenting shareholder and will receive such number of CopperCo Common Shares to which he or she is entitled.

6.13	Reservation of CopperCo Common Shares

If an Africo Shareholder exercises the Dissent Right, Africo shall on the Effective Date set aside and not distribute that portion of the CopperCo Common Shares which is attributable to the Africo Common Shares for which Dissent Rights have been exercised. If an Africo Shareholder exercises the Dissent Right, but, as set out in subsection 6.11(b), does not properly comply with the Dissent Procedures or, subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Africo shall distribute to such Africo Shareholder his or her pro rata portion of the CopperCo Common Shares. If an Africo Shareholder duly complies with the Dissent Procedures as set out in subsection 6.11(a), then Africo shall retain the portion of the CopperCo Common Shares attributable to such Africo Shareholder (the “Non-Distributed CopperCo Shares”), and the Non-Distributed CopperCo Shares will be dealt with as determined by the Board of Directors of Africo in its discretion.

SCHEDULE A
TO PLAN OF ARRANGEMENT BEING APPENDIX I
TO THE ARRANGEMENT AGREEMENT

MADE AS OF THE 6th DAY OF JULY, 2006,
AMONG
RUBICON MINERALS CORPORATION,
PARAGON MINERALS CORPORATION,
COPPERCO RESOURCE CORP.
AND AFRICO RESOURCES LTD.
(Paragraph 3.1 (a) Plan of Arrangement)

ARTICLE 26 - SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE NEW RUBICON COMMON SHARES, RUBICON CLASS A COMMON SHARES, SERIES 1 SPECIAL SHARES AND SERIES 2 SPECIAL SHARES

   SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE COMMON SHARES

The common shares (the “Common Shares”) shall have attached thereto the following special rights and restrictions:

26.1.1	Voting

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Common Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.1.2	Dividends

Subject to the prior rights of the holders of any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of moneys property applicable to the payment of dividends, in such amount and in such form as the Board of Directors of the Company may from time to time determine and all dividends which the Board of Directors of the Company may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

26.1.3	Liquidation, Dissolution or Winding-Up

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company.

  SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE CLASS A COMMON SHARES

The class A common shares (the “Class A Shares”) shall have attached thereto the following special rights and restrictions:

26.2.1	Voting

The holders of the Class A Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Class A Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.2.2	Dividends

Subject to the prior rights of any other shares ranking senior to the Class A Shares with respect to priority in the payment of dividends, the holders of Class A Shares shall before dividends are paid on the Common Shares be entitled to receive dividends in the aggregate amount of one hundred dollars ($100.00) and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of monies property applicable to the payment of dividends, and after such dividends have been paid, the holders of the Class A Shares shall be entitled to receive dividends in such amount and in such form as the Board of Directors of the Company may from time to time determine and all dividends which the Board of Directors of the Company may declare on the Class A Shares shall be declared and paid in equal amounts per share on all Class A Shares at the time outstanding.

26.2.3	Liquidation, Dissolution or Winding-Up

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of any other shares ranking senior to the Class A Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Class A Shares shall be entitled to receive the remaining property and assets of the Company.

  SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE SERIES 1 SPECIAL SHARES

The series 1 special shares (the “Series 1 Special Shares”) with a par value equal to the net book value of certain assets transferred by the Company to Paragon Minerals Corporation shall have attached thereto the following special rights and restrictions:

26.3.1	Voting

The holders of Series 1 Special Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Series 1 Special Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.3.2	Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Series 1 Special Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors, and to receive on an equal basis share for share with the holders of the Common Shares and the Series 2 Special Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Series 1 Special Shares of the Company that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Series 1 Special Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Series 1 Special Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

26.3.3	Redemption

(a)
The Company may, subject to the requirements of the Business Corporations Act (British Columbia), upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Series 1 Special Shares by payment in cash, promissory note or property of $? for each share of any amount (the “Redemption Amount”) calculated as:

(i)
the fair market value of the assets to be transferred by the Company to Paragon Minerals Corporation under the Plan of Arrangement divided by the number of Series 1 Special Shares issued by the Company under the Plan of Arrangement (Note: the dollar amount to be inserted in this Clause 26.3.3 will be determined and inserted in these share provisions immediately prior to making the required filing with the British Columbia Registrar of Companies to effect the Plan of Arrangement); plus

(ii)	all declared and unpaid non-cumulative cash dividends thereon.

(b)
In the case of redemption of Series 1 Special Shares under the provisions of sub-clause 26.3.3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Series 1 Special Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Series 1 Special Shares to be redeemed a notice in writing of the intention of the Company to redeem such Series 1 Special Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Series 1 Special Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Series 1 Special Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Series 1 Special Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Series 1 Special Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company’s bankers in Canada or by promissory note. If less than all of the Series 1 Special Shares represented by any certificate are redeemed the holder shall be entitled to receive a new certificate for that number of Series 1 Special Shares represented by the original certificate which are not redeemed. From and after the date specified for redemption in any such notice the holders of the Series 1 Special Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of shareholders shall remain unaffected. The Company shall have the right at any time after the mailing of notice of its intention to redeem any Series 1 Special Shares to deposit the Redemption Amount of the shares, either in cash or promissory note, so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Series 1 Special Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 1 Special Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest on the amount so deposited shall be for the account of the Company. If any part of the total Redemption Amount so deposited has not been paid to or to the order of the respective holders of the Series 1 Special Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice, whichever is the later such balance remaining in the said special account shall be returned to the Company without prejudice to the rights of the holders of the shares being redeemed to claim the Redemption Amount without interest from the Company.

26.3.4	Retraction

Any holder of Series 1 Special Shares shall be entitled to require the Company to redeem, subject to the requirements of the Business Corporations Act (British Columbia), at any time or times all or any of the Series 1 Special Shares registered in the name of such holder on the books of the Company by tendering to the Company at the registered office of the Company a share certificate or certificates representing the Series 1 Special Shares which the registered holder desires to have the Company redeem together with a notice in writing specifying (i) that the registered holder desires to have the Series 1 Special Shares represented by such certificate or certificates redeemed by the Company and (ii) the business day (“Retraction Date”) on which the holder desires to have the Company redeem such Series 1 Special Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company. Upon receipt of a share certificate or certificates representing the Series 1 Special Shares which the registered holder desires to have the Company redeem together with such notice, the Company shall on the Retraction Date redeem such Series 1 Special Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a promissory note or a cheque payable at par at any branch of the Company’s bankers for the time being in Canada. If less than all of the Series 1 Special Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Series 1 Special Shares represented by the original certificate or certificates which are not redeemed. The said Series 1 Special Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Series 1 Special Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Series 1 Special Shares shall remain unaffected.

26.3.5	Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Series 1 Special Shares shall rank pari passu with the Series 2 Special Shares and Common Shares of the Company.

26.3.6	Amount Specified

For the purposes of subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each Series 1 Special Share is $?. (Note: this amount will be the same as the amount in Clause 26.3.3 above.)

  SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE SERIES 2 SPECIAL SHARES

The series 2 special shares (the “Series 2 Special Shares”) with a par value equal to the net book value of certain assets transferred by the Company to CopperCo Resource Corp. shall have attached thereto the following special rights and restrictions:

26.4.1	Voting

The holders of Series 2 Special Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Series 2 Special Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.4.2	Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Series 2 Special Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors, and to receive on an equal basis share for share with the holders of the Common Shares and the Series 1 Special Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Series 2 Special Shares of the Company that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Series 2 Special Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Series 2 Special Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

26.4.3	Redemption

(a)
The Company may, subject to the requirements of the Business Corporations Act (British Columbia), upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Series 2 Special Shares by payment in cash, promissory note or property of $? for each share of any amount (the “Redemption Amount”) calculated as:

(i)
the fair market value of the assets to be transferred by the Company to CopperCo Resource Corp. under the Plan of Arrangement divided by the number of Series 2 Special Shares issued by the Company under the Plan of Arrangement (Note: the dollar amount to be inserted in this Clause 26.4.3 will be determined and inserted in these share provisions immediately prior to making the required filing with the British Columbia Registrar of Companies to effect the Plan of Arrangement); plus

(ii)	all declared and unpaid non-cumulative cash dividends thereon.

(b)
In the case of redemption of Series 2 Special Shares under the provisions of sub-clause 26.4.3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Series 2 Special Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Series 2 Special Shares to be redeemed a notice in writing of the intention of the Company to redeem such Series 2 Special Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Series 2 Special Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Series 2 Special Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Series 2 Special Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Series 2 Special Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company’s bankers in Canada or by promissory note. If less than all of the Series 2 Special Shares represented by any certificate are redeemed the holder shall be entitled to receive a new certificate for that number of Series 2 Special Shares represented by the original certificate which are not redeemed. From and after the date specified for redemption in any such notice the holders of the Series 2 Special

Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of shareholders shall remain unaffected. The Company shall have the right at any time after the mailing of notice of its intention to redeem any Series 2 Special Shares to deposit the Redemption Amount of the shares, either in cash or promissory note, so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Series 2 Special Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 2 Special Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest on the amount so deposited shall be for the account of the Company. If any part of the total Redemption Amount so deposited has not been paid to or to the order of the respective holders of the Series 2 Special Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice, whichever is the later such balance remaining in the said special account shall be returned to the Company without prejudice to the rights of the holders of the shares being redeemed to claim the Redemption Amount without interest from the Company.

26.4.4	Retraction

Any holder of Series 2 Special Shares shall be entitled to require the Company to redeem, subject to the requirements of the Business Corporations Act (British Columbia), at any time or times all or any of the Series 2 Special Shares registered in the name of such holder on the books of the Company by tendering to the Company at the registered office of the Company a share certificate or certificates representing the Series 2 Special Shares which the registered holder desires to have the Company redeem together with a notice in writing specifying (i) that the registered holder desires to have the Series 2 Special Shares represented by such certificate or certificates redeemed by the Company and (ii) the business day (“Retraction Date”) on which the holder desires to have the Company redeem such Series 2 Special Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company. Upon receipt of a share certificate or certificates representing the Series 2 Special Shares which the registered holder desires to have the Company redeem together with such notice, the Company shall on the Retraction Date redeem such Series 2 Special Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a promissory note or a cheque payable at par at any branch of the Company’s bankers for the time being in Canada. If less than all of the Series 2 Special Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Series 2 Special Shares represented by the original certificate or certificates which are not redeemed. The said Series 2 Special Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Series 2 Special Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Series 2 Special Shares shall remain unaffected.

26.4.5	Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Series 2 Special Shares shall rank pari passu with the Series 1 Special Shares and the Common Shares of the Company.

26.4.6	Amount Specified

For the purposes of subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each Series 2 Special Share is $?. (Note: this amount will be the same as the amount in Clause 26.4.3 above.)

SCHEDULE B TO PLAN OF ARRANGEMENT BEING APPENDIX I
TO THE ARRANGEMENT AGREEMENT
MADE AS OF THE 6TH DAY OF JULY, 2006, AMONG RUBICON MINERALS CORPORATION, PARAGON MINERALS CORPORATION,
COPPERCO RESOURCE CORP. AND AFRICO RESOURCES LTD.
(Paragraphs 3.1 (c) and (d) of Plan of Arrangement)

PROVISIONS ATTACHING TO THE SPECIAL PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Special Preferred Shares are as follows:

1.1	Voting

The holders of the Special Preferred Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Special Preferred Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

1.2	Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Special Preferred Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors and to receive on an equal basis share for share with the holders of the Common Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Special Preferred Shares of the Company that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Special Preferred Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Special Preferred Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

1.3	Redemption

(a)
The Company may, subject to the requirements of the Canada Business Corporations Act, upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Special Preferred Shares by payment in cash, promissory note or property of $• for each share of any amount (the “Redemption Amount”) calculated as:

(i)	the fair market value of the property first received by the Company in consideration for issuing the Special Preferred Shares; plus

(ii)	all declared and unpaid non-cumulative cash dividends thereon, divided by the number of Special Preferred Shares first issued for such property.

(b)
In the case of redemption of Special Preferred Shares under the provisions of sub-clause 3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Special Preferred Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Special Preferred Shares to be redeemed a notice in writing of the intention of the Company to redeem such Special Preferred Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Special Preferred Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Special Preferred Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Special Preferred Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Special Preferred Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company’s bankers in Canada. If less than all of the Special Preferred Shares represented by any certificate are redeemed the holder shall be entitled to receive a new certificate for that number of Special Preferred Shares represented by the original certificate which are not redeemed. From and after the date specified for redemption in any such notice the holders of the Special Preferred Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of shareholders shall remain unaffected, the Company shall have the right at any time after the mailing of notice of its intention to redeem any Special Preferred Shares to deposit the Redemption Amount of the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Special Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Special Preferred Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest on the amount so deposited shall be for the account of the Company. If any part of the total Redemption Amount so deposited has not been paid to or to the order of the respective holders of the Special Preferred Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice, whichever is the later such balance remaining in the said special account shall be returned to the Company without prejudice to the rights of the holders of the shares being redeemed to claim the Redemption Amount without interest from the Company.

1.4	Retraction

Any holder of Special Preferred Shares shall be entitled to require the Company to redeem, subject to the requirements of the Canada Business Corporations Act, at any time or times all or any of the Special Preferred Shares registered in the name of such holder on the books of the Company by tendering to the Company at the registered office of the Company a share certificate or certificates representing the Special Preferred Shares which the registered holder desires to have the Company redeem together with a notice in writing specifying (i) that the registered holder desires to have the Special Preferred Shares represented by such certificate or certificates redeemed by the Company and (ii) the business day (“Retraction Date”) on which the holder desires to have the Company redeem such Special Preferred Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company. Upon receipt of a share certificate or certificates representing the special Preferred Shares which the registered holder desires to have the

Company redeem together with such notice, the Company shall on the Retraction Date redeem such Special Preferred Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a cheque payable at par at any branch of the Company’s bankers for the time being in Canada. If less than all of the Special Preferred Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Special Preferred Shares represented by the original certificate or certificates which are not redeemed. The said Special Preferred Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Special Preferred Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Special Preferred Shares shall remain unaffected.

1.5	Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Special Preferred Shares shall rank ahead of and in priority to the Common Shares of the Company.

1.6	Amount Specified

For the purpose of subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each Special Preferred Share is $•. (Note: this amount will be the same as the amount in Clause 1.3(a) above.)